EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2012	2011	2010
Net income available to stockholders	$6,098	$9,051	$9,458
Less: Distributed and undistributed earnings allocated to nonvested stock	(92)	(123)	(30)
Earnings available to common shareholders	$6,006	$8,928	$9,428

Shares Calculation

Average shares outstanding - Basic Common	5,063	5,083	5,203
Average shares outstanding - Basic Class B Common	1,934	1,908	1,891
Potential Common Stock relating to stock options	65	112	181
Average shares outstanding - Assuming dilution	7,062	7,103	7,275

Net Income Per Share: Basic Common	$0.92	$1.36	$1.42
Net Income Per Share: Basic Class B Common	$0.70	$1.06	$1.07
Net Income Per Share: Diluted	$0.85	$1.26	$1.3